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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D
                     Under the Securities Exchange Act of 1934


                            General Communication, Inc.
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                                  (Name of Issuer)

                                Class A Common Stock
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                           (Title of Class of Securities)

                                    369385 10 9
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                                   (CUSIP Number)

         Mr. Stuart Haney, House Counsel, Kent Farms, Middleburg, VA 20117
                                   (540) 687-4000
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              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                  October 31, 1996
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              (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement
         [ ].

         CUSIP NO. 369385 10 9

         1)  Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Jack Kent Cooke Incorporated                  #94-2375917

         2)  Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a) [ ]
             (b) [ ]

         3)  SEC Use Only

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         4)  Source of Funds

             00

         5)  Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)        .
                                   -------

         6)  Citizenship or Place of Organization

             Nevada

         Number of           7.   Sole Voting Power
         Shares                   2,923,077

         Beneficially        8.   Shared Voting Power
         Owned by                 0

         Each Reporting      9.   Sole Dispositive Power
         Person With              2,923,077

                             10.  Shared Dispositive Power
                                  0

         11) Aggregate Amount Beneficially Owned by Each Reporting Person (See Instructions)

             2,923,077

         12) Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares         .
                    --------

         13) Percent of Class Represented by Amount in Row (11)

             8%

         14) Type of Reporting Person

             CO

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         ITEM 1.  SECURITY AND ISSUER.

              This statement on Schedule 13D relates to shares of Class A Common Stock ("Shares") of General Communication, Inc., an Alaska corporation whose principal executive offices are at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503-2781.


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         ITEM 2.  IDENTITY AND BACKGROUND

              This Schedule 13D is filed by Jack Kent Cooke Incorporated, a Nevada corporation whose principal executive offices are at Kent Farms, Middleburg, Virginia 20117, by reason of the acquisition of Shares by three of its directly or indirectly wholly owned subsidiaries, Alaskan Cable Network/Ketchikan-Sitka, Inc., Alaskan Cable Network/Juneau, Inc., and Alaskan Cable Network/Fairbanks, Inc., each of which is an Alaska corporation with its principal executive offices at the same location. Prior to the transactions described in Item 3 below, such entities were owners and operators of cable television systems. Jack Kent Cooke Incorporated and its affiliates are in the business of owning and operating media properties, commercial real estate and other investments.

              The name, business address, and present principal occupation of each director and executive officer of Jack Kent Cooke Incorporated and certain related information are set forth in
         Schedule I attached hereto ("Schedule I"). The information set forth in Schedule I is incorporated herein by reference.

              During the last five years, neither Jack Kent Cooke Incorporated, nor to the best knowledge of Jack Kent Cooke Incorporated, any of the directors, executive officers or controlling persons of Jack Kent Cooke Incorporated has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

              The citizenship of each of the directors and executive officers of Jack Kent Cooke Incorporated is set forth in
         Schedule I.


         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              On October 31, 1996, pursuant to an Asset Purchase Agreement among Alaskan Cable Network/Ketchikan-Sitka, Inc., Alaskan Cable Network/Juneau, Inc. and Alaskan Cable Network/Fairbanks, Inc. ("Sellers"), and General Communication, Inc. ("Buyer"), Sellers sold and Buyer purchased substantially all of the cable television assets of Sellers for total consideration of $51 million in cash and 2,923,077 Shares of Buyer. At that time, according to Buyer, such 2,923,077 Shares represented approximately eight percent (8%) of the issued and outstanding voting securities of Buyer.


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         ITEM 4.  PURPOSE OF TRANSACTION.

              The Shares were acquired as a portion of the consideration delivered by Buyer in exchange for assets of Sellers as described in Item 3 above. Such Shares are presently held for investment and potential resale. Neither Jack Kent Cooke Incorporated nor Sellers have any present plans or proposals which relate to or would result in any of the actions or activities referred to in this Item.


         ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

              The following direct or indirect wholly owned subsidiaries of Jack Kent Cooke Incorporated hold voting and dispositive power with respect to the Shares indicated; all such Shares were acquired on October 31, 1996 in the transaction described in Item 3 above.

              Alaskan Cable Network/Ketchikan-Sitka, Inc.    701,539 (2%)
              Alaskan Cable Network/Juneau, Inc.           1,110,769 (3%)
              Alaskan Cable Network/Fairbanks, Inc.        1,110,769 (3%)


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              (a)  Registration Rights Agreement
                   -----------------------------

              In connection with the consummation of the Asset Purchase Agreement referred to in Item 3 above, Sellers entered into a certain Registration Rights Agreement dated as of October 31, 1996 ("Registration Rights Agreement") pursuant to which Sellers agreed to certain restrictions and limitations on their right to resell the securities acquired from Buyer and were afforded certain rights to cause such securities to be registered for resale under the Securities Act of 1933.

              (b)  Escrow Agreement
                   ----------------

              In connection with the consummation of the Asset Purchase Agreement referred to in Item 3 above, Sellers, Buyer and the National Bank of Alaska ("Escrow Agent") entered into a certain Escrow Agreement dated as of October 31, 1996 ("Escrow Agreement") pursuant to which Sellers deposited an aggregate of 538,000 shares of the Class A Common Stock issued at the closing with the Escrow Agent to secure certain indemnification obligations of Sellers under the Asset Purchase Agreement. Buyer also deposited an
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         additional 538,000 shares of Class A Common Stock with the Escrow
         Agent to secure its own indemnification obligations under the Escrow Agreement. The term of the Escrow Agreement is to expire on April 30, 1997.


         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              (a)  Form of Registration Rights Agreement, filed as part of
         Exhibit 2 to General Communication, Inc.'s Registration Statement on Form S-4 under the Securities Act of 1933 (Reg. No. 333-13473), is incorporated herein by reference.

              (b)  Escrow Agreement.


                                     SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            November 11, 1996
                                       --------------------------------
                                                 (Date)

                                       Jack Kent Cooke Incorporated


                                            /s/ Stuart Haney
                                       --------------------------------
                                               (Signature)


                                           Stuart Haney, House Counsel
                                       --------------------------------
                                             (Name and Title)

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
                                     SCHEDULE I


              The names and business addresses of the executive officers and directors of Jack Kent Cooke Incorporated ("JKC") together with their present principal occupations or employment, and the names, principal businesses, and addresses of any corporation or other organizations in which such principal occupations or employments are conducted, are set forth below. Unless otherwise indicated, each individual named below is a citizen of the United States, and the business address of each executive officer or director of JKC is Kent Farms, Middleburg, Virginia 20117. Unless otherwise indicated, the address of the corporation or other organization in which an individual's principal occupation is carried on is the same as his business address.

                                       Present Principal Occupation
         Name and Business Address            or Employment
         -------------------------     ----------------------------

         Jack Kent Cooke (1)           President of JKC

         John Kent Cooke, Sr. (1)      Vice President of JKC

         Stuart Haney (1)              House Counsel of JKC

         Gregory Dillon                Treasurer of JKC

         Lee Phaup                     Secretary of JKC


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         (1)  Director of JKC

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                                  INDEX TO EXHIBITS



         Exhibit                      Description
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         (a)                          Form of Registration Rights
                                      Agreement, filed as part of Exhibit 2
                                      to General Communication, Inc.'s
                                      Registration Statement on Form S-4
                                      under the Securities Act of 1933
                                      (Reg. No. 333-13473), is incorporated
                                      herein by reference.

         (b)                          Escrow Agreement.